Mail Stop 4561

June 13, 2007

Mr. Rex A. Copeland
Treasurer
Great Southern Bancorp, Inc.
1451 E. Battlefield
Springfield, MO 65804

> **Re:** **Great Southern Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-18082**

Dear Mr. Copeland:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief